SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2020
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.300.016.831

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“SABESP” or “Company”), pursuant to Instruction 358 of the Brazilian Securities and Exchange Commission (“CVM”), dated January 3, 2002, as amended, hereby informs its shareholders and the market in general that the São Paulo State Sanitation and Energy Regulatory Agency (“ARSESP”) published Resolutions nº 980 and nº 979.

Resolution nº 980 disclosing a tariff adjustment index of 2.4924% for the Company, broken down as follows:

•        IPCA variation of 3.3032% in the period;

•        Efficiency Factor (X Factor) of 0.6920%; and

•        Quality factor (Q Factor) of -0.1188%.

However, considering Official Letter SIMA/GAB/370/2020, of the State Secretariat for Infrastructure and Environment, which requests ARSESP to evaluate the possibility of postponing the tariff adjustment for 90 days, further to Decree 64,879/2020, recognizing the state of public calamity resulting from the COVID-19 pandemic, ARSESP decided:

•        To postpone the publication of the new tariff tables, resulting from the annual tariff adjustment to June 10, 2020;

•        The adjusted tariff tables, including the tables of the municipalities of Iperó, Pereiras, Santa Branca and Santa Isabel, will be published by June 10, 2020 and will be applied as of thirty days from their publication, pursuant to Law 11,445/2007;

•        The compensatory adjustments for the postponement of the application of the annual tariff adjustment will be calculated until June 10, 2020; and

•        The amount to be compensated will be distributed in the tariffs in the period between July 10, 2020 and May 10, 2021, when the results of the Third Ordinary Tariff Revision will be applied.

Resolution  No. 979 informs that ARSESP will evaluate  the economic-financial balance of the provision of services in order to restore it in due course, if necessary, as a result of the impact of the exemption from tariffs on water / sewage bills of consumers in the “Residential Social” and “Residential Favela (Shantytown)” categories consumption, . registered on 03/19/2020 for 90 days for accounts issued as of 04/01/2020 and which will cover all municipalities operated by the Company.

The full text of Resolution nº 979 and 980 are available on Sabesp's website, in the Investor Relations area.

São Paulo, April 9, 2020.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 9, 2020

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.